JONES DAY
222 EAST 41ST STREET • NEW YORK, NEW YORK 10017
TELEPHONE: (212) 326-3939 • FACSIMILE: (212) 755-7306

August 21, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel Ivette Leon Joe Cascarano

Re:	Omnicom Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 Commission File No. 1-10551

Dear Mr. Spirgel, Ms. Leon and Mr. Cascarano:

        This letter responds to the Staff’s August 14, 2009 comment letter relating to the above-referenced Annual Report on Form 10-K of Omnicom Group Inc. (the “Company”). On behalf of the Company, and as discussed over the telephone with Mr. Cascarano on August 21, 2009, I would like to request an extension of the time to provide the Staff with a response to its comment letter until September 10, 2009 given that many of the Company’s key personnel required to compile and review information necessary to respond to the Staff’s comments will be unavailable through the Labor Day holiday.

        Please do not hesitate to contact the undersigned at (212) 326-7829 if you have any questions regarding the foregoing and, of course, if you have any additional questions or comments.

        Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Meredith L. Deutsch Meredith L. Deutsch

cc:	Philip Angelastro, Omnicom Group Inc. Robert A. Profusek, Jones Day